** CONFIDENTIAL**
October 9, 2008
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins

Re:	McAfee, Inc.
Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007
Filed February 27, 2008 and April 29, 2008, respectively
Form 10-Q for the Quarter Ended June 30, 2008
Filed August 7, 2008
Form 8-K Filed July 31, 2008
File No. 001-31216
Ladies and Gentlemen:
     McAfee, Inc. (“McAfee” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 29, 2008 relating to the Company’s Form 10-K and 10-K/A for the fiscal year ended December 31, 2007 (File No. 001-31216) originally filed with the Commission on February 27, 2008 and April 29, 2008, respectively (the “Form 10-K” and “Form 10-K/A”), Form 10-Q for the quarter ended June 30, 2008 (“Form 10-Q”) and Form 8-K filed with the Commission on July 31, 2008 (the “Form 8-K”).
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K, 10-Q or Form 8-K as applicable. All page numbers refer to the Form 10-K, 10-Q or Form 8-K as applicable unless otherwise specified.
Form 10-Q for the Quarter Ended June 30, 2008
Note 11. Litigation
Settled Cases, page 23
1.	We note your response to our prior comment 6 where you indicate that the value of each element was stipulated in the settlement document. Please tell

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us whether the Company relied on these contractually stated amounts in order to record the individual elements of this transaction. In this regard, we note that the Company “reviewed the justification behind each amount in the settlement document and performed independent calculations, where reasonable, to further support the relative fair values of each recognizable element of the settlement.” Please explain further what you mean by this statement. For instance, please describe the independent calculations that were performed and tell us how the Company’s allocation based on relative fair values differed from the values stipulated in the settlement agreement, if at all. If you relied solely on the values stipulated in the agreement in order to allocate the $25 million amongst the various elements, then tell us how you determined that it is appropriate to use contractually stated amounts to unbundle an arrangement and tell us the specific accounting guidance you relied upon to account for this transaction.
     ***

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
         Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

***	INDICATES THAT THIS TEXT HAS BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND HAS BEEN FILED SEPARATELY WITH THE COMMISSION.

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     Please direct your questions or comments to me at (972) 987-2376. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (972) 987-2525. Thank you for your assistance.

Sincerely, MCAFEE, INC.

Keith S. Krzeminski
Senior Vice President, Finance and Chief Accounting Officer

cc:	Albert A. Pimentel, Chief Operating Officer and Chief Financial Officer
Mark Cochran, General Counsel
John Kelm, Deloitte & Touche LLP
Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati

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